Contact

www.linkedin.com/in/lucazambello
(LinkedIn)
jurny.com (Company)

Top Skills

Artificial Intelligence (AI)
Early-Stage Startups
Software as a Service (SaaS)

Languages

Italian (Native or Bilingual)
Spanish (Limited Working)
English (Full Professional)

Publications

Three Ways the Hotel Industry Will
Change to Survive

Jurny, a hospitality tech company,
revealed it closed a $2.75 million
fundraising earlier this year.

Action and Ambition

Gli italiani che vanno alla conquista
della Walk of fame in versione tech

Jurny unveils next-gen flexible
hospitality solution

Luca Zambello

CEO at Jurny, inc & Member of Forbes Los Angeles Business
Council.
Los Angeles, California, United States

Summary

Luca Zambello is the co-founder and CEO of Jurny, a tech company
with the mission of bringing hospitality into the age of AI and
Automation.

As an expert in AI within the hospitality industry, Luca has been
featured in Forbes, Entrepreneur, Bloomberg and other major
industry publications.

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Experience

Jurny, Inc.
CEO
January 2019 - Present (5 years 8 months)
Los Angeles, California

Fully automate your guest experience & entire operation with the power of AI.
For the first time, all-in-one place, all-in-one system.

California State University, Fullerton
Advisory Board Member - Entertainment and Hospitality Management
March 2022 - Present (2 years 6 months)

Forbes Los Angeles Business Council
Member
June 2018 - Present (6 years 3 months)
Greater Los Angeles Area

Member of Forbes Los Angeles Business Council and publisher for forbes.com

Communicating With Us, Inc.
Advisor
January 2015 - Present (9 years 8 months)

Internet marketing and digital advertising.

Zainge, Inc.

Co-Founder
May 2014 - January 2017 (2 years 9 months)
7083 Hollywood Blvd

PLZ.IO - Where a photo is worth much more than just a 1000 words.

Luca & Luca Promotions, Inc.
President
April 2011 - January 2017 (5 years 10 months)
Los Angeles, California

Luca&Luca Promotions, Inc. was founded in 2011 and has established itself as a top-performing, high-end provider of luxury home real estate in a competitive Los Angeles market.

NUR Internet Marketing
Business Advisor
September 2008 - August 2010 (2 years)
Italy

Internet marketing and digital advertising.

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Education

UCLA
 · (2010 - 2012)